FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2011

FORMULA SYSTEMS (1985) LTD.
(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Attached to Registrant's Form 6-K for the month of August 2011 and incorporated by reference herein is the Registrant's immediate report dated August 18, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.
(Registrant)

By:/s/ Guy Bernstein
Guy Bernstein CEO
dated:  August 18, 2011

FOR IMMEDIATE RELEASE

Formula Systems Reports Second Quarter Results for 2011

Revenues increased 26% Year-Over-Year to reach $165.9 million and Net Income Increased 32% to $5 million

Or-Yeuda, Israel – August 18, 2011 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of information technology products, solutions and services, today announced its results for the second quarter of 2011.

Financial Highlights for the Second Quarter and Six-Month Periods Ended June 30, 2011
•	Second quarter Revenues totaled $165.9 million (Q2 2010: $131.7 million), a 26% increase compared to the same quarter of 2010.

•	Operating income for the second quarter increased by 18% to $13.3 million (Q2 2010: $11.3 million)

•	Net Income attributable to Formula for the second quarter reached $5 million, an increase of 32% compared to $3.8 million for the second quarter of 2010.

•	Revenues for the first half of 2011 increased 23% to $321.8 million compared to $262.6million in the same period last year.

•	Operating income for the first half of 2011 increased 15% to $25.6 million compared to $22.3 million in the same period last year.

•	Net income for the first half of 2011 increased 7% to $9.2 million compared to $8.6 million in the same period last year.

•
Formula’s consolidated cash and short term and long term investments totaled approximately $125.0 million, as of 30 June, 2011, of which Formula’s stand alone cash and short term and long term investments totaled to $9.4 million with no debt.

•	Total equity stood at $348.1 million on June 30, 2011, representing 53% of the total balance sheet.

Guy Bernstein, CEO of Formula Systems, commented: "I am pleased with the group’s performance in both the second quarter and the six months period. We continued to demonstrate growth reflected in our impressive financial performance driven by strong demand for the products and services offered by our subsidiaries. We feel well positioned to carry out our growth strategy for bringing added value to our customers and shareholders."

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:
Formula Systems (1985) Ltd.
ir@formula.co.il
+972-3-5389487

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED CONDENSED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
	Unaudited		Unaudited
Revenues	165,875	131,724	321,791	262,566
Cost of revenues	126,022	98,650	245,738	197,048
Gross profit	39,853	33,074	76,053	65,518
Research and development costs, net	1,535	1,211	3,220	2,594
Selling, general and administrative expenses	24,993	20,568	47,265	40,624
Operating income	13,325	11,295	25,568	22,300
Financial income (expenses), net	(1,788)	(2,243)	(3,146)	(1,721)
	11,537	9,052	22,422	20,579
Other income (expenses), net	146	(146)	177	(153)
Income before taxes on income	11,683	8,906	22,599	20,426
Taxes on income	1,685	1,213	3,861	3,371
	9,998	7,693	18,738	17,055
Equity in gains (losses) of affiliated companies, net	103	(140)	(137)	(378)
Net income	10,101	7,553	18,601	16,677
Net income attributable to non-controlling interests	5,089	3,720	9,412	8,044
Net income attributable to Formula's shareholders	5,012	3,833	9,189	8,633

Earnings per share:
Basic	0.37	0.29	0.68	0.65
Diluted	0.35	0.28	0.65	0.63

Weighted average number of shares outstanding:
Basic	13,497	13,365	13,481	13,349
Diluted	13,662	13,524	13,654	13,518

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED CONDENSED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2011	2010
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	90,077	110,508
Marketable securities	26,185	38,170
Short-term deposits	6,218	24
Trade receivables	160,317	154,366
Other accounts receivable	29,811	23,140
Inventories	3,100	5,601
Total current assets	315,708	331,809

LONG-TERM INVESTMENTS:
Marketable securities	2,926	2,828
Deferred Taxes	14,927	13,135
Investments in affiliated company	3,746	3,209
Prepaid expenses and other assets	6,209	5,493
Total long-Term Investments	27,808	24,665

SEVERANCE PAY FUND	55,591	55,286

PROPERTY, PLANTS AND EQUIPMENT, NET	20,145	12,411

NET INTANGIBLE ASSETS AND GOODWILL	234,733	199,596

TOTAL ASSETS	653,985	623,767

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Liabilities to banks	6,137	6,684
Trade payables	44,958	53,177
Deferred revenues	35,364	26,845
Employees and payroll accrual	43,619	40,704
Other accounts payable	28,903	30,693
Liability in respect of business combinations	3,871	3,963
Debentures	16,909	15,927
Total current liabilities	179,761	177,993

LONG-TERM LIABILITIES:
Debentures	33,817	31,854
Deferred taxes	3,784	2,654
Customer advances	3,027	3,520
Liabilities to banks and others	3,173	3,154
Liability in respect of business combinations	13,293	4,758
Accrued severance pay	68,989	65,450
Total long-term liabilities	126,083	111,390

EQUITY
Formula shareholders' equity	200,849	197,615
Non-controlling interests	147,292	136,769
Total equity	348,141	334,384

TOTAL LIABILITIES AND EQUITY	653,985	623,767